# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dave Inc., CIK 0001841408
CUSIP: 23834J102
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1265 South Cochran Avenue, Los Angeles, California (CA), 90019
Date of event which requires filing of this statement: 06/13/2025
Amends the filing with accession number 0001193125-22-018351
Filed by CIK 0001867755
Persons authorized to receive notices and communications: Jason Wilk, c/o Dave Inc., 1265 South Cochran Avenue, Los Angeles, California (CA), 90019, (844) 857-3283

## Reporting persons
- Jason Wilk (CIK 0001867755): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,461,964; shared voting power 0; sole dispositive power 1,461,964; shared dispositive power 0; aggregate amount beneficially owned 1,461,964 (10.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Dave Inc.
Address of issuer's principal executive offices: 1265 South Cochran Avenue, Los Angeles, California (CA), 90019
Comment:
Explanatory Note - This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D filed on January 26, 2022, as amended by Amendment No. 1 filed on March 17, 2025 (collectively, the "Schedule 13D"). Except as set forth herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment No. 2 is being filed to report that (i) on May 30, 2025, the Reporting Person entered into a trading plan (the "Second Plan") intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended, and (ii) as of June 13, 2025, the Reporting Person's beneficial ownership has changed by one percent or more of the total outstanding shares of Class A Common Stock since the last Schedule 13D filing due to (a) the sales of shares of Class A Common Stock, including pursuant to the Rule 10b5-1 trading plan entered into on March 14, 2025 (the "First Plan"), and (b) the vesting of certain equity awards.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Since the date of Amendment No. 1 to this Schedule 13D, the Reporting Person has acquired beneficial ownership of 14,484 shares of Class A Common Stock due to grants and/or vesting of equity awards under the Issuer's equity plan.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On May 30, 2025, the Reporting Person entered into the Second Plan. The Second Plan provides for the sale of up to an aggregate of 100,000 shares of Class A Common Stock (available upon the conversion of 100,000 shares of Class V Common Stock), subject to certain conditions and restrictions, including price- and volume-based parameters. The Second Plan terminates on the earlier of (i) the close of trading on May 29, 2026, (ii) promptly after the date on which the plan administrator receives notice from the Reporting person of the termination of the Second Plan, (iii) upon reasonable determination by the plan administrator, or promptly upon the reasonable determination of the Reporting Person and notice to the plan administrator, that the Second Plan does not comply with Rule 10b5-1, (iv) promptly after the date the plan administrator is notified of the death, dissolution, bankruptcy or insolvency of the Reporting Person, (v) immediately in the event that the Reporting Person fails to satisfy the delivery requirements under the Second Plan or (vi) the date that the aggregate number of shares of Class A Common Stock to be sold pursuant to the Second Plan reaches 100,000 shares.

The above description of the Second Plan does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit hereto and incorporated herein by reference.

On June 13, 2025, the Reporting Person sold an aggregate of 172,667 shares of Class A Common Stock pursuant to the First Plan. As a result of these sales, the First Plan was terminated on June 13, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(b) of the Schedule 13D are hereby amended and restated as follows:

The Reporting Person has beneficial ownership of 1,461,964 shares of Class A Common Stock, which consists of (i) 1,414,082 shares of Class A Common Stock issuable upon conversion of the Reporting Person's shares of Class V Common Stock and (ii) 47,882 shares of Class A Common Stock. The percentage of beneficial ownership is approximately 10.9% of the outstanding shares of Class A Common Stock. The percentage was calculated based on the sum of (a) 11,826,358 shares of Class A Common Stock outstanding, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025 filed with the Securities and Exchange Commission on May 8, 2025, (b) 14,484 shares of Class A Common Stock underlying the Reporting Person's restrict stock units that vested on June 1, 2025, (c) 100,000 shares of Class A Common Stock issued upon the conversion of 100,000 shares of Class V Common Stock on June 13, 2025 and (d) 1,414,082 shares of Class A Common Stock issuable upon conversion of the Reporting Person's shares of Class V Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover page to this Schedule 13D is incorporated by reference.
Transactions in the class effected during the past sixty days: Except as attached hereto as Exhibit 5, the Reporting Person has not engaged in any transaction during the past 60 days involving shares of Class A Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

The information in Items 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 4: Rule 10b5-1 Trading Plan of Jason Wilk, dated May 30, 2025
Exhibit 5: Transactions in Class A Common Stock during the 60 days ended June 17, 2025

## Signatures
- Jason Wilk: /s/ Jason Wilk, Jason Wilk (06/17/2025)